Exhibit 99.1

NLS Pharmaceutics Announces an R&D Update Webcast to Review the Company’s Growing Portfolio of Pre-clinical Compounds

●	Management to Discuss Pipeline Goals and Development Strategies across four Preclinical and 2 Clinical Programs across Multiple Central Nervous System (CNS) Disorders

●	NLS to Webcast its R&D Day Event Tuesday, January 31 at 10:00am EST

Zürich, Switzerland, January 12, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) ("NLS" or the "Company"), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced plans to showcase its global strategic R&D progress and platform, as well as its product candidate and pipeline goals for 2023, with a focus on rare and complex CNS disorders with unmet medical needs. NLS will webcast its upcoming virtual R&D Day event on the Investors section of the Company’s website, www.nlspharma.com, on January 31, 2023, at 10:00 am EST.

Highlights of NLS’ Pipeline

NLS-13 (mazindol)

Target indication: Idiopathic hypersomnia (IH)

●	Orphan Drug Designation in the U.S. and Europe

●	Phase 2 studies with Mazindol ER demonstrated efficacy in narcolepsy patients with Type II disorder, which has strong similarities to IH

●	Promising results support continued development of NLS-13 (mazindol) for IH

●	No approved treatment in Europe, 1 approved therapy in the U.S.

●	Early access program under named-patient program has been initiated in Europe with the potential to generate short-term, non-dilutive revenues for NLSP

NLS-3 (phacetoperane)

Target: Attention deficit hyperactivity disorder (ADHD)

●	Preclinical studies for NLS-3 (phacetoperane) show potential for the treatment of ADHD with improved efficacy, safety and tolerability versus methylphenidate

●	Promising results support continued development of NLS-3 (phacetoperane)

●	NLS has intellectual property (IP) patent protections for NLS-3 in the U.S., Japan, China and Europe.

NLS-4 (lauflumide)

Target indication: Chronic fatigue syndrome (CFS) associated with long COVID and cancer patients

●	Preclinical studies for NLS-4 (lauflumide) show potential for the treatment of chronic fatigue associated with Long-COVID (AKA “Chronic Fatigue caused be COVID-19 infection”) and demonstrated improved recovery from CFS) in rat model

●	Promising results support continued development of NLS-4 (lauflumide)

●	NLS has intellectual property (IP) patent protections for NLS-4 in the U.S., Canada and Europe

NLS-8 (melafenoxate)

Target indication: Amnesia associated with Alzheimer’s

●	Preclinical study for NLS-8 (melafenoxate) focusing on neurodegenerative disorders, specifically on the pathological process of Alzheimer’s Disease (AD) demonstrated an improvement on amnesia symptoms associated with neurodegenerative disorders, specifically AD, in mice model

●	Promising results support continued development of NLS-8 (melafenoxate) to improve memory and reduce cognitive symptoms of AD

●	The European Patent Office has granted approval for International Patent Application No. PCT/EP2022/069204 including the NLS-11 mechanism of action and its applications as neurological diseases treatment associated with sleep disorders

NLS-11 (benedin)

Target indication: Kleine-Levin Syndrome

●	Preclinical development of NLS-11 (benedin), an innovative drug targeting the Kleine-Levin Syndrome (KLS), demonstrated a clinical benefit on hypersomnia symptoms and exhaustion associated with KLS in mice models. As of today, there are no approved treatment available world-wide to cure or control KLS

●	Promising results in addition to extensive historical preclinical data, as well as preliminary clinical data, support continued development of NLS-11 (benedin) in KLS and other rare sleep disorders

●	The European Patent Office has granted approval for International Patent Application No. PCT/EP2022/069188 including the NLS-11 mechanism of action and its applications as neurological diseases treatment associated with sleep disorders

NLS-12 (oxafuramine)

Target indication: Dementia associated with Lewy Bodies and Parkinson Disease

●	Preclinical study for NLS-12 (oxafuramine) shows positive results for the treatment of neurological disorders including Dementia with Lewy Bodies, Parkinson Disease and others using the novel object recognition (NOR) test in mice models

●	NLS-12 specifically targets neurodegenerative diseases where central muscarinic neurotransmission is compromised

●	The European Patent Office has granted approval for International Patent Application No. PCT/EP2022/069200 including the NLS-12 mechanism of action on muscarinic M4 and M5 receptors as agonist and its potential role on the modulation of dopamine and its applications thereof for treating neurodegenerative diseases with Lewy Body Disease and/or Alzheimer's Disease

R&D Day Webcast Information

The Company’s R&D Day event will be held January 31, 2023, at 10:00 am EST and will include a video stream on the Investors section of the Company’s website. A replay will be available on the NLS’ website within 48 hours after the event.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits to be derived from its product candidates, the inidications that its product candidates may address and the potential for non-dilutive revenue. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharma.com

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